Exhibit 6(b)

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”), dated as of March 6, 2014, is made effective between ALLEGIANCY, LLC, a Delaware limited liability company (the “Company”), and STEVENS M. SADLER, residing at 7855 Berkshire Lane, Gloucester, Virginia 23061 (the “Executive”).

The Company and the Executive agree as follows:

1. Position.  The Executive is hereby employed and appointed as Chief Executive Officer of the company and its subsidiary, REVA Management Advisors, LLC, reporting to the Company’s Board of Managers (the “Board”). The parties intend that the Executive shall continue to so serve in the aforesaid capacity throughout the Term (as such term is defined in Section 2 below).

2. Term of Employment.   The Executive’s employment by the Company hereunder shall commence on March 6, 2014 (the “Commencement Date”).  The term of this Agreement shall be a period commencing on the Commencement Date and ending Four (4) years thereafter unless sooner terminated as provided herein.  As of the second anniversary of the Commencement Date, and each anniversary thereafter (each an “Extension Date”), the Term shall automatically be extended for one (1) additional year, unless either the Company or the Executive notifies the other party, by written notice delivered no later than 90 days prior to such Extension Date, that the Term shall not be extended for an additional year (collectively, the “Term”).

3. Duties.  Throughout the Term, the Executive shall devote his time and attention during normal business hours to the business and affairs of the Company and its affiliates (“Affiliates”), except for holidays and vacations consistent with applicable Company policy and except for illness or incapacity. The Executive shall not accept any proposed appointment to serve as a director, trustee or the equivalent of any business, civic, charitable or other organization, without the prior approval of the Board, which such approval shall not be unreasonably withheld.  The Executive shall report directly to the Board and shall have the duties set forth on Exhibit A of this Agreement and such other duties as the Board from time to time assigns him commensurate with his title and responsibilities at the Company.

4. Compensation.

(a) Salary.  During the Term, the Company shall pay to the Executive a salary at the minimum rate of $180,000 per year (such annual amount, the “Base Salary”), payable in equal installments not less frequently than bi-monthly in arrears, prorated for any partial employment period.  The Board shall review such Base Salary in its discretion at the end of the Initial Term and thereafter at least annually, taking into account, among other factors, corporate and individual performance.

(b) Bonus Compensation.

(i)
The Executive shall be entitled to an annual bonus (the “Bonus Compensation”) in an amount equal to a percentage of the Executive’s Base Salary determined annually by the Board, with the approval of the Company’s Independent Manager (as defined in Section 5.13 of the Company’s Amended and Restated Limited Liability Company Agreement, as may be amended).  The payment of any Bonus Compensation may be made contingent on the Company’s meeting performance hurdles, the requirements for and form of which shall be determined by the Company’s Board, with the approval of the Company’s Independent Manager.

(ii)	The Bonus Compensation, if any, shall be paid no less frequently than annually, on such date as may be set by the Board, with the approval of the Independent Manager.

(iii)
The Bonus Compensation shall be paid 25% in cash and 75% through the issuance of restricted Class B Units of the Company (the “Equity”).  Subject to the provisions of this Agreement, the Equity shall be subject to vesting terms to be determined by the Company’s Board, with the approval of the Independent Manager; provided, that, if the Executive dies during the Term or the Company determines to terminate the employment of the Executive due to Disability, any issued but unvested Equity shall automatically vest as of the date of death or termination due to Disability.

(c) Benefit Plans.  During the Term, the Executive shall be entitled to participate in such retirement and employment benefit plans (if any) of the Company that are generally available to senior executives of the Company, provided that such participation would not result in the noncompliance of any such retirement or benefit plan with applicable laws governing such plans.  Any participation by the Executive in any plan sponsored by the Company shall be pursuant to (i) the terms and conditions of such plans, as the same shall be amended from time to time, (ii) generally applicable policies of the Company and (iii) the discretion of the Board.

(d) Vacation.  The Executive shall be entitled to accrue annual vacation at full pay, subject to the applicable vacation policies of the Company; provided, however, that the maximum amount of vacation that the Executive may accrue under the Company vacation policy may be subject to a “reasonable” cap permissible under applicable law.

(e) Business Expenses.  During the Term, the Company shall, in accordance with policies then in effect with respect to payments of expenses, pay or reimburse the Executive for all reasonable out-of-pocket travel and other expenses, including reasonable travel expenses in connection with traveling to and from the Company’s headquarters (but not including ordinary commuting expenses), incurred by the Executive, and consistent with the Company’s budget, in performing services hereunder.  All such expenses shall be accounted for in such reasonable detail as the Company may require.

(f) Indemnity. As an officer of the Company, the Executive shall be entitled to indemnity as provided in Section 5.10 of the Company’s Amended and Restated Limited Liability Company Agreement, as the same shall be amended from time to time.

5. Termination.

(a) Death.  In the event of the death of the Executive during the Term, his employment shall be terminated as of the date of death and his salary for the month in which his death occurs shall be paid to his designated beneficiary, or in the absence of such designation, to the estate or other legal representative of the Executive, as will any earned and accrued Bonus Compensation.  Any Equity held by the Executive at the time of his death and the termination of his employment shall be deemed the property of his estate.  Except in accordance with the terms of the Company’s benefit programs and plans then in effect, after his date of death, Executive shall not be entitled to any other compensation or benefits from the Company or hereunder.

(b) Disability.  In the event of the Executive’s Disability during the Term, as hereinafter defined, the Company may terminate the employment of the Executive and his salary for the month in which his Disability occurs shall be paid to the Executive, as will any earned and accrued Bonus Compensation. Any Equity held by the Executive at the time of his Disability and the termination of his employment shall be deemed the property of the Executive.  After termination of employment for Disability, except in accordance with the Company’s benefit programs and plans then in effect, Executive shall not be entitled to any compensation or benefits from the Company or hereunder.  “Disability,” for purposes of this Agreement, shall mean the Executive’s incapacity due to physical or mental illness causing his complete and full-time absence from his duties, as specified in Section 3, for either a consecutive period of more than three months or at least 120 days within any 270-day period.  Any determination of the Executive’s Disability made in good faith by the Board shall be conclusive and binding on the Executive.

(c) Termination by the Company With Due Cause.  Nothing herein shall prevent the Company during the Term from terminating the Executive’s employment for Due Cause.  The Executive shall continue to receive the Base Salary provided for in this Agreement only through the period ending with the date of such termination of the Executive for Due Cause (the “Due Cause Termination Date”).  Following the Due Cause Termination Date, the Executive shall be entitled to retain one-half of any vested Equity theretofore issued to him hereunder (the “Retained Equity”).  Except as provided in the two immediately preceding sentences, after the Due Cause Termination Date, the Executive shall not be entitled to any additional compensation or benefits from the Company or hereunder, including without limitation, any Equity, Bonus Compensation, severance pay, or any other compensation.

The term “Due Cause,” as used herein, shall mean (i) any of the following acts or omissions by the Executive in the course of performing the duties contemplated by this Agreement, which is not cured promptly after written notice to the Executive from the Company specifying the misconduct and requesting a cure pursuant to this Section 5(c): (A) willful and material misconduct or (B) any material breach of a representation, warranty or covenant of the Executive hereunder, including without limitation the Standard Terms attached hereto as Exhibit B, (ii) any material violation of laws or regulations by either the Executive or a person under the Executive’s supervision and for which the Executive had actual knowledge or constructive knowledge to the extent that applicable law would attribute such constructive knowledge to the Executive, (iii) an act or acts of dishonesty on the Executive’s part which are intended to or do result in either the Executive’s personal enrichment or material adverse affect upon the Company’s assets, business, prospects or reputation, or (iv) commission of a (A) felony, (B) crime of moral turpitude or (C) misdemeanor involving fraud, breach of trust, or misappropriation, whether or not the commission of such felony, crime or misdemeanor is in connection with the business of the Company.

(d) Termination by the Company Without Due Cause.  The foregoing notwithstanding, the Company may terminate the Executive’s employment during the Term for any other reason it deems appropriate.  If the Executive’s termination is not due to the circumstances provided in Sections 5(b) or (c) (other than a non-renewal under section 2 hereof), then the Company shall pay the Executive:  (i) all accrued and unpaid Base Salary and Bonus Compensation (the Equity portion of which shall vest immediately) for services rendered by the Executive through the effective date of termination (the “Without Due Cause Termination Date”), and (ii) severance pay in the form of continued payment of the Executive’s Base Salary (at the rate in effect on the Without Due Cause Termination Date) in an amount equal to one month of Base Salary for each month of the balance of the year in which the termination occurs, but not less than an amount equal to six (6) months thereof; provided, however, such severance pay shall be paid in accordance with the Company’s customary payroll practices.

(e) Constructive Termination of Employment by the Company Without Due Cause.  A termination of the Executive by the Company without Due Cause shall be deemed to have occurred if the Executive elects to resign and terminate his employment for Good Reason; in such event, the Executive’s rights and benefits shall be as provided in connection with a termination Without Due Cause under Section 5(d) above.  “Good Reason” means any of the following acts or omissions by the Company which is not cured after written notice from the Executive to the Company specifying the misconduct and requesting a cure pursuant to this Section 5(e), all without the Executive’s consent: (i) a material reduction in the Executive’s Base Salary, Bonus Compensation or other benefits or rights as provided under Section 4 of this Agreement, (ii) a material reduction in the Executive’s duties and reporting relationships as provided in Section 3 of this Agreement, (iii) requiring the Executive’s permanent residential relocation to a location more than Fifty (50) miles from Richmond, Virginia without the Executive’s consent, or (iv) a material breach of this Agreement by the Company.

(f) Voluntary Termination.  In the event that the Executive resigns and terminates his employment at his own volition prior to the expiration of the Term (except as provided in Section 5(e) above), such termination shall constitute a “Voluntary Termination” and in such event the Executive shall be limited to the same rights and benefits as provided in connection with a termination for Due Cause under Section 5(c) above.

(g) Notice; Resignation, Release.  Any termination of the Executive by the Company under Sections 5(b) or 5(d) or by the Executive pursuant to a constructive termination under Sections 5(e) or 5(f) shall be communicated by a Notice of Termination to the other party thereto given in accordance with Section 10.  A “Notice ” shall (i) indicate the specific termination provision in this Agreement relied upon, and (ii) specify the applicable effective date of termination (which date shall not be prior to the date of such notice or more than fifteen (15) days after the giving of such notice).

Notwithstanding anything in this Agreement to the contrary, in order to be eligible to receive any post-termination payments or benefits hereunder, the Executive shall, in addition to fulfilling all other applicable conditions, within five days after the effective termination date (i) on behalf of the Executive and his estate, heirs and representatives, execute a release in the form attached hereto as Exhibit C.

For purposes of this Agreement, “Affiliate” shall mean (i) any person or entity that directly or indirectly, is controlled by, or is under common control with such specified person or entity; (ii) any person or entity that directly or indirectly controls ten percent (10%) or more of the outstanding equity securities of the specified entity or of which the specified person or entity is directly or indirectly the owner of ten percent (10%) or more of any class of equity securities; (iii) any person or entity that is an officer of, director of, manager of, partner in, or trustee of, or serves is a similar capacity with respect to, the specified person or entity or of which the specified person or entity is an officer, director, partner, manager or trustee, or with respect to which the specified person or entity serves in a similar capacity; or (iv) any person that is a member of the immediate family of (i.e. spouse, father, mother or sibling) of the specified person.

(h) Earned and Accrued Payments.  The foregoing notwithstanding, upon the termination of the Executive’s employment at any time, for any reason, the Executive (A) shall be paid all amounts that had already been earned and accrued as of the time of termination, and (B) any rights and benefits under separate employee benefit plans or other programs shall be separately governed by their terms and conditions.

6. Successors and Assigns.

(a) Assignment by the Company.  This Agreement shall be binding upon and inure to the benefit of the Company or any corporation or other entity to which the Company may transfer all or substantially all of its assets and business and to which the Company may assign this Agreement, in which case the term “Company,” as used herein, shall mean such corporation or other entity, provided that no such assignment shall relieve the Company from any obligations hereunder, whether arising prior to or after such assignment.

(b) Assignment by the Executive.  The Executive may not assign this Agreement or any part hereof without the prior written consent of the Company; provided, however, that nothing herein shall preclude the Executive from designating one or more beneficiaries to receive any amount that may be payable following occurrence of his legal incompetency or his death and shall not preclude the legal representative of his estate from assigning any right hereunder to the person or persons entitled thereto under his will or, in the case of intestacy, to the person or persons entitled thereto under the laws of intestacy applicable to his estate.  The term “beneficiaries,” as used in this Agreement, shall mean a beneficiary or beneficiaries so designated to receive any such amount or, if no beneficiary has been so designated, the legal representative of the Executive (in the event of his incompetency) or the Executive’s estate.

7. Governing Law.  This Agreement, including without limitation Exhibit B, shall be governed by the laws of the Commonwealth of Virginia without reference to the choice or conflict of law principles thereof.

8. Entire Agreement.  This Agreement contains all of the understandings and representations between the parties hereto pertaining to the matters referred to herein, and supersedes all undertakings and agreements, whether oral or in writing, previously entered into by them with respect thereto.  This Agreement may only be modified by an instrument in writing signed by all parties.

9. Waiver of Breach.  The waiver by any party of a breach of any condition or provision of this Agreement to be performed by such other party shall not operate or be construed to be a waiver of a similar or dissimilar provision or condition at the same or any prior or subsequent time.

10. Notices.  Any notice to be given hereunder shall be in writing and delivered personally, or sent by certified mail, postage prepaid, return receipt requested, addressed to the party concerned at the address indicated below or to such other address as such party may subsequently give notice of hereunder in writing:

If to the Company:
Allegiancy, LLC
10710 Midlothian Turnpike
Suite 202
Richmond, VA 23235
Attn:  Board of Managers

With a copy to:
Robert R. Kaplan, Jr., Esquire
Kaplan Voekler Cunningham & Frank, PLC
7 East 2nd Street
Richmond, Virginia 23224

If to the Executive:
Stevens M. Sadler
7855 Berkshire Lane
Gloucester, Virginia 23061

11. Jurisdiction and Venue.   Any litigation in connection with this Agreement, including without limitation Exhibit B, shall be venued solely and exclusively within the state or federal courts located within the Commonwealth of Virginia.  The parties agree not to assert in any action, suit or proceeding that it or he is not subject to the jurisdiction of such courts, that the action, suit or proceeding is brought in an inconvenient forum, or that venue of the action, suit or proceeding is improper or that selection of Virginia law is improper or unenforceable.

12. Withholding.  Anything to the contrary notwithstanding, all payments required to be made by the Company hereunder to the Executive or his estate or beneficiaries shall be subject to the withholding of such amounts relating to taxes as the Company may reasonably determine it should withhold pursuant to any applicable law or regulation.  In lieu of withholding such amounts, in whole or in part, the Company may, in its sole discretion, accept other provisions for payment of taxes and withholdings as required by law, provided it is satisfied that all requirements of law affecting its responsibilities to withhold have been satisfied.

13. Severability.  In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, the remaining provisions or portions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law.

14. Titles.  Titles to the Sections in this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the title of any section.

15. Counsel.  Kaplan Voekler Cunningham & Frank, PLC, has acted as counsel to the Company in the preparation and negotiation of this Agreement.  The Executive has reviewed the contents of this Agreement and fully understands its terms.  The Executive acknowledges that he is fully aware of his right to seek independent advice and the risks in not seeking such independent advice, and that he fully understands the potentially adverse interests of the parties with respect to this Agreement.  The Executive further acknowledges that neither the Company nor its counsel has made representations or given any advice with respect to the tax or other consequences of this Agreement or any matters contemplated by this Agreement to him, that he has been advised of the importance of seeking independent counsel with respect to such consequences.  By executing this Agreement, the Executive represents that he has, after being advised of the potential conflicts between him and the Company with respect to the future consequences of this Agreement, either consulted independent legal counsel or elected, notwithstanding the advisability of seeking such independent legal counsel, not to consult with such independent legal counsel.  Each party agrees that in any construction or interpretation of this Agreement the same shall not be construed against any party on the basis that the party was the drafter or any other basis.

16. Code Section 409A.

(a) General.  It is intended that this Agreement shall comply with the provisions of Code Section 409A and the Treasury regulations relating thereto so as not to subject the Executive to the payment of additional taxes and interest under IRC Section 409A.  In furtherance of this intent, this Agreement shall be interpreted, operated and administered in a manner consistent with these intentions, and to the extent that any regulations or other guidance issued under IRC Section 409A would result in the Executive being subject to payment of additional income taxes or interest under IRC Section 409A, the parties agree to amend the Agreement to maintain to the maximum extent practicable the original intent of the Agreement while avoiding the application of such taxes or interest under IRC Section 409A.

(b) Payments.  Notwithstanding any provision in this Agreement to the contrary if, as of the effective date of the Executive’s termination of employment, he is a Specified Employee, then, to the extent required pursuant to IRC Section 409A(a)(2)(B)(i), payments due under Section 7 which may constitute “deferred compensation,” shall be subject to a six (6) month delay such that amounts otherwise payable during the six (6) month period following the Executive’s Separation from Service shall be accumulated and paid in a lump-sum catch-up payment as of the first day of the seventh (7th) month following Separation from Service (or, if earlier, the date of death of the Executive).  Any portion of the benefits hereunder that were not otherwise due to be paid during the six (6) month period following the termination shall be paid to the Executive in accordance with the payment schedule established herein.

(c) Reimbursements. For purposes of complying with IRC Section 409A and without extending the payment timing otherwise provided in this Agreement, taxable reimbursements under this Agreement, subject to the following sentence and to the extent required to comply with IRC Section 409A, will be made no later than the end of the calendar year following the calendar year in which the expense was incurred. To the extent required to comply with IRC Section 409A, any taxable reimbursements and any in-kind benefits under this Agreement will be subject to the following: (i) payment of such reimbursements or in-kind benefits during one calendar year will not affect the amount of such reimbursement or in-kind benefits provided during any other calendar year (other than for medical reimbursement arrangements as excepted under Treasury Regulations § 1.409A-3(i)(1)(iv)(B) solely because the arrangement provides for a limit on the amount of expenses that may be reimbursed under such arrangement over some or all of the period the arrangement remains in effect); (ii) such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another form of compensation to the Executive; and (iii) the right to reimbursements under this Agreement will be in effect for the lesser of the time specified in this Agreement or ten (10) years plus the lifetime of the Executive.  Any taxable reimbursements or in-kind benefits shall be treated as not subject to IRC Section 409A to the maximum extent provided by Treasury Regulations § 1.409A-1(b)(9)(v) or otherwise under IRC Section 409A.

(d) Cooperation. If any compensation or benefits provided by this Agreement may result in the application of IRC Section 409A, the Company shall, in consultation with the Executive, modify the Agreement in the least restrictive manner necessary in order to exclude such compensation from the definition of “deferred of compensation” within the meaning of IRC Section 409A or in order to comply with the provisions of IRC Section 409A and without any diminution in the value of the payments or benefits to the Executive.  This Section 16 is not intended to impose any restrictions on payments or benefits to Executive other than those set forth in this Agreement or required for Executive not to incur additional tax under IRC Section 409A and shall be interpreted and operated accordingly.  The Company to the extent reasonably requested by the Executive shall modify this Agreement to effectuate the intention set forth in the preceding sentence.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date and year first above written.

COMPANY:

Allegiancy, LLC

By: /s/ Stevens M. Sadler
Name: Stevens M. Sadler
Its: Chief Executive Officer and Manager

EXECUTIVE:

/s/ Christopher K. Sadler
Christopher K. Sadler

EXHIBIT A

JOB DUTIES

Chief Executive Officer: The Executive shall have all normal and customary duties and responsibilities of Chief Executive Officers of companies of similar size and business purposes as the Company.

EXHIBIT B

Standard Provisions

In connection with Executive’s (or “You”) Employment Agreement to which this Exhibit B is attached (“Agreement”), Executives shall observe and comply with all internal policies of Company and any applicable affiliates that serve as your employer (collectively, “Company”), whether now existing or adopted hereafter. Executive shall at all times maintain the highest standards of conduct and act within the highest ethical principles, and shall act as a fiduciary with respect to Company and the financial products it and its affiliate’s offers.

Former Employers:
You represent that you are not subject to any employment, confidentiality, or other agreement or restriction that would prevent you from fully satisfying your duties hereunder, or that would be violated if you did so. You agree not to disclose proprietary information belonging to a former employer or other entity without its written permission. With respect to any such former employers, you will indemnify and hold Company and its Affiliates harmless from any liabilities, including defense costs, it may incur because you are alleged to have improperly revealed or used such proprietary information or to have threatened to do so, or if a former employer challenges your entering into the Agreement or rendering services pursuant to it, but this provision shall not be construed as a waiver of any right of indemnity you have against Company and its Affiliates (or any other employer) for claims or expenses that arise from your performing your assigned duties for Company and its Affiliates or following the directions of  management of the Company and its Affiliates.

Non-Solicitation/Non-Competition:
The Executive hereby agrees that in the event his employment is terminated, during the Term, for a period of one (1) year following the Date of Termination (the “Restricted Period”), except with the express prior written consent of the Company, the Executive will not directly, or indirectly engage in or facilitate any of the following activities anywhere in the United States:

(i) soliciting or inducing, or attempting to solicit or induce, any employee of the Company or its subsidiaries or affiliates, as of the Date of Termination, to terminate employment and become employed by, or on behalf of, any company that is a public or private office real estate investment trust (government or otherwise); or

(ii) performing services as an employee, director, officer, consultant, independent contractor or advisor; or investing in, whether in the form of equity or debt, owning any interest or otherwise having an ownership or other interest or a connection to any Prohibited Entity or performing services as an employee, director, officer, consultant, independent contractor or advisor to any other company, entity or person if those services relate directly to a business or businesses that directly and materially compete with the Company (limited to governmental leased properties) anywhere in the United States. Nothing in this Section (ii) shall, however, restrict the Executive from making an investment in and owning up to one-percent (1%) of the common stock of any company whose stock is listed on a national exchange, provided that such investment does not give the Executive the right or ability to control or influence the policy decisions of any direct competitor. For purposes of this Agreement, a “Prohibited Entity” is any company, entity or person that derives more than 20% of its consolidated gross revenues from a business or businesses that involves, property and asset management services related to commercial real estate.

Confidentiality:

The Executive acknowledges that, during the course of his employment with the Company, the Executive may produce and have access to confidential and/or proprietary non-public information concerning the Company, and it’s subsidiaries and Affiliates, including marketing materials, customers lists, records, data, trade secrets, proprietary business information, proposed transactions, possible acquisitions, pricing lists and policies, strategic planning, commitments, plans, procedures, litigation, pending litigation and other information not generally available to the public (collectively, “Confidential Information”).  The Executive agrees not to directly or indirectly use, disclose, copy or make lists of Confidential Information for the benefit of anyone other than the Company, either during or after his employment with the Company, except to the extent that such disclosure is authorized in writing by the Company, required by law or any competent administrative agency or judicial authority, or otherwise as reasonably necessary or appropriate in connection with performance by the Executive of his duties hereunder.  Confidential Information does not include any information which; (i) the Executive was aware of or was in the Executive’s possession prior to becoming an employee of the Company; (ii) is or becomes generally available to the public by acts other than those of the Executive after receiving it; or (iii) has been received lawfully and in good faith by the Executive from a third party not under a similar duty of confidentiality to Company.  The Executive agrees that if he receives a subpoena or other court order or is otherwise required by law to provide Confidential Information to a governmental authority or other person concerning the activities of the Company, or his activities in connection with the business of the Company, the Executive will, to the extent permitted by law, immediately notify the Company of such subpoena, court order or other requirement and deliver forthwith to the Company a copy thereof and any attachments and non-privileged correspondence related thereto so that the Company may seek an appropriate protective order to protect such Confidential Information,.  The Executive shall take reasonable precautions to protect against the inadvertent disclosure of Confidential Information.  During his employment, the Executive agrees to abide by the Company’s reasonable policies, as in effect from time to time, respecting avoidance of interests conflicting with those of the Company.

Non-Disparagement:

The Company and the Executive agree that, at all times during the Term following the Date of Termination, they shall use reasonable and good faith efforts to ensure that neither party engages in any vilification of the other, and shall refrain from making any false, negative, critical or disparaging statements, implied or expressed, concerning the other, including, but not limited to, management style, methods of doing business, the quality of products and services, role in the community, or treatment of employees.  The parties further agree to do nothing that would damage the other’s business reputation or good will; provided, however, that nothing in this Agreement shall prohibit either party’s disclosure of information which is required to be disclosed in compliance with applicable laws or regulations or by order of a court or other regulatory body of competent jurisdiction.  The Executive acknowledges that the only persons whose statements may be attributed to the Company for purposes of this Agreement, other than his own, shall be the members of the Board.

Injunctive Relief/Attorneys Fees:

You acknowledge that should you breach these provisions, Company and/or its Affiliates will suffer immediate and irreparable harm and that money damages will be inadequate relief. Therefore, you agree Company and/or its Affiliates will be entitled to injunctive relief to enforce these provisions, and you consent to the issuance by court of competent jurisdiction of a temporary restraining order, preliminary or permanent injunction to enforce the rights under these provisions. You further agree to compensate and reimburse Company and/or its Affiliates for all reasonable attorneys fees it may incur as a result of any efforts Company and/or its Affiliates may undertake to enforce these rights, or any other rights it has in connection with this Agreement, including to defend itself from adverse claims by you, or related to your retention hereunder.

Entire Agreement/Amendment:

All previous oral or written agreements or representations express or implied, with respect to the subject matter of this Agreement are superseded and the entire agreement of the parties is set forth in this Agreement. No provisions of this Agreement may be modified, waived, or discharged except by a written document signed by you and a duly authorized Company officer. A waiver of any conditions or provisions of this Agreement in a given instance shall not be deemed a waiver of such conditions or provisions at any other time.

Interpretation/Venue:

The validity, interpretation, construction, and performance of the Agreement including without limitation this Exhibit B shall be governed by the laws of the Commonwealth of Virginia, without regard to conflict of law principles, and any litigation in connection therewith shall be venued solely and exclusively within the courts of the Commonwealth of Virginia.  The parties agree not to assert in any action, suit or proceeding that it or he is not subject to the jurisdiction of such courts, that the action, suit or proceeding is brought in an inconvenient forum, or that venue of the action, suit or proceeding is improper or that selection of Virginia law is improper or unenforceable.

Validity:

The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

Counterparts:

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute the same instrument.